UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM N-8F


                         APPLICATION FOR DEREGISTRATION
                            PURSUANT TO SECTION 8(f)
                  OF THE INVESTMENT COMPANY ACT OF 1940 ("ACT")
                            AND RULE 8f-1 THEREUNDER



I.       General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

                  [  ]     Merger

                  [X]      Liquidation

                  [  ]     Abandonment of Registration
                           (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

                  [  ]     Election of status as a Business Development Company
                           (Note: Business Development Companies answer only question 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of Fund:

                           Mentor Funds (including each of its series: Evergreen Reserve Money Market Fund, Evergreen Reserve Tax-Exempt Money Market Fund and Evergreen Reserve U.S. Government Money Market Fund)

3.       Securities and Exchange Commission File No.:

                                   811- 06550

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

                  [X]      Initial Application                [  ]     Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                           Evergreen Funds, 200 Berkeley St., Boston, MA 02116

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:


                           Regina Brown, 200 Berkeley St., Boston, MA 02116
                            / 617-210-3687


7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                           Corporate Records: Lloyd Lipsett, 200 Berkeley St.,
                           -----------------
                           Boston, MA 02116 / 617-210-3433

                           All Other Records: Evergreen Investment Services,
                           -----------------
                           Inc., 200 Berkeley St., Boston, MA 02116 / 617-210-
                           3200

         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.       Classification of fund (check only one):

                  [X]      Management company;

                  [  ]     Unit investment trust; or

                  [  ]     Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

                  [X]      Open-end         [  ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                                  Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                           Evergreen Investment Management Company, LLC, 200 Berkeley St., Boston, MA 02116

                           Evergreen Investment Management, 201 South College St., Charlotte, NC 28288

                           Mentor Investment Advisors, LLC, 901 East Byrd St., Richmond, VA 23219

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                           Evergreen Distributor, Inc., 90 Park Avenue,
                           New York, NY 10016

                           Mentor Distributors, LLC, 3435 Stelzer Road,
                           Columbus, OH 43219

13.      If the fund is a unit investment trust ("UIT") provide:

         (a)      Depositor's name(s) and address(es):

         (b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                  [  ]     Yes                       [X]      No

         If Yes, for each UIT state:

                  Name(s):

                              File No.: 811-_______

                  Business Address:

15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]      Yes                       [  ]     No

                  If Yes, state the date on which the board vote took place:

                              June 22, 2001

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [  ]     Yes                       [X]      No

                  If Yes, state the date on which the shareholder vote took place:

                  If No, explain:

                                    The Trust  liquidated  its assets  through a
                           negative consent process in accordance with NASD Conduct Rule 2510.(d)(2) (the "Rule"). Each shareholder of the Trust's series was provided with a negative consent letter which provided him the opportunity to either receive the value of his investment in the Trust's series in cash or have his cash amount reinvested in a substantially equivalent money market fund in the Evergreen Fund family. In accordance with the Rule, a shareholder's cash was reinvested unless the shareholder contacted the Trust and requested receipt of his cash amount.


II.      Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                  [X]      Yes                       [  ]     No

(a)      If Yes, list the date(s) on which the fund made those distributions:

                                    September 21, 2001

         (b)      Were the distributions made on the basis of net assets?

                  [X]      Yes                       [  ]     No

         (c)      Were the distributions made pro rata based on share ownership?

                  [X]      Yes                       [  ]     No

         (d)      If No to (b) or (c) above, describe the method of
                  distributions to shareholders.   For Mergers, provide the
                  exchange ratio(s) used and explain how it was calculated:

         (e)      Liquidations only:

                  Were any distributions to shareholders made in kind?

                  [  ]     Yes                       [X]      No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:

         Has the fund issued senior securities?

                  [  ]     Yes                       [  ]     No

         If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

                  [X]      Yes                       [  ]     No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                  [  ]     Yes                       [X]      No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     Assets and Liabilities

20.      Does the fund have any assets as of the date this form is filed?

         (See question 18 above.)

                  [  ]     Yes                       [X]      No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)      Why has the fund retained the remaining assets?

         (c)      Will the remaining assets be invested in securities?

                  [  ]     Yes                       [  ]     No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                  [  ]     Yes                       [X]      No

         If Yes,

         (a)      Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      Information about Event(s) Leading to Request for Deregistration

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                  (Note: the amounts listed in (i) - (iv) below are the combined expenses of Mentor funds and Cash Resource Trust, both liquidated as of Sept. 21, 2001 and both filing a Form N-8F on Oct. 1, 2001.)

(i)      Legal expenses:            None

(ii)     Accounting expenses:               None

(iii)    Other expenses (list and identify separately):

                           Negative Consent Mailing Expenses:       $961,377.41

                           Revisions and Upgrades to Computer
                              Operating System:                     $705,413.97*

                           Forms Expenses:                          $128,191.17*

                                    *Expense  amounts  shown are as of September
                                    16,  2001.  Additional  expenses  have  been
                                    incurred   since   that  date  and  will  be
                                    allocated and paid in the manner described in IV. 22(b) and (c) below.

                  (iv)     Total expenses (sum of lines (i) -
                           (iii) above):                           $1,794,982.55

(b)      How were those expenses allocated?

                           All of the expenses incurred in connection with the liquidations were allocated in total to certain affiliates of Wachovia Corporation. No expenses were allocated to the Trust or its series funds.

(c)      Who paid those expenses?

                           Certain affiliates of Wachovia Corporation paid for all of the expenses associated with the liquidations. Neither the Trust nor its series funds paid any amounts for expenses incurred.

(d)      How did the fund pay for unamortized expenses (if any)?

                           The funds expensed all unamortized expenses before the liquidation date.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                  [  ]     Yes                       [X]      No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       Conclusion of Fund Business

24.      Is the fund a party to any litigation or administrative proceeding?

                  [  ]     Yes                       [X]      No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  [  ]     Yes                       [X]      No

         If Yes, describe the nature and extent of those activities:

VI.      Mergers Only

26.      (a)      State the name of the fund surviving the Merger:

         (b) State the Investment Company Act file number of the fund surviving the Merger:

                  811-__________

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION


         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Mentor Funds, (ii) he or she is the Assistant Secretary of Mentor Funds, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.



         /s/ Lloyd Lipsett
         -------------------------------------------------------------
          Signature